October 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: Entranet, Inc.

Amendment No. 6 to

Registration Statement on Form S-1

Filed August 22, 2019

File No. 333-215446

Ladies and Gentlemen:

Entranet, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 7 to the Registration Statement on Form S-1 (“Amendment No. 7”) relating to the issuance by the Company of 1,471,472 of shares of common stock of the Company.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated September 20, 2019 regarding your review the Registration Statement, which was filed with the Commission on August 22, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Notes to the Financial Statements

Note 3 – Going Concern, Page F-8

1.	Please revise to include a statement that there is substantial doubt about your ability to continue as a going concern. We refer you to ASC 205-40-50-13. This comment also applies to the Going Concern note on page F-21.

We have made the corrections to the footnotes in both sections.

1.	Please include the dates through which subsequent events were evaluated in your disclosures here and on F-25. We refer you to ASC 855-10-50.

We have updated the subsequent events in both sets of financial statements.

The Company hereby acknowledges:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Eleftherios Papageorgiou

Eleftherios Papageorgiou, CEO

Entranet, Inc.

cc: William Eilers, Esq.